Mark K. Kessler
Direct Dial: (215) 977-2576
Direct Fax: (215) 405-2576
E-mail:  mkessler@wolfblock.com

                                January 13, 2006

VIA EDGAR AND OVERNIGHT DELIVERY
--------------------------------

Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

         RE:      TOLL BROTHERS FINANCE CORP.
                  AMENDMENT NO. 1 TO REGISTRATION
                  STATEMENT ON FORM S-4
                  FILED NOVEMBER 17, 2005
                  FILE NO. 333-128683

                  FORM 10-K FOR FISCAL YEAR ENDED OCTOBER 31, 2004 FILED JANUARY 13, 2005
                  FILE NO. 1-9186
                  ---------------

Dear Ms. Long:

         We are counsel to Toll Brothers, Inc. (the "Company"). This letter sets forth the responses provided by the Company to the comments in your letter to the Company, dated December 12, 2005. The comments in your letter relate to Toll Brothers Finance Corp.'s Registration Statement on Form S-4, as amended by Amendment No. 1 filed November 17, 2005 (the "Registration Statement") and the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2004, as identified in the caption above. On behalf of the Company and its 100% owned subsidiaries, Toll Brothers Finance Corp. and the additional registrants included on the Registration Statement, we are filing Amendment No. 2 (the "Amendment") to the above-referenced Registration Statement and in accordance with your comment letter and discussions with the Staff, we also are providing you supplementally with four copies of each of the following:


     Cherry Hill, NJ [] Harrisburg, PA [] New York, NY [] Norristown, PA []
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       WolfBlock Government Relations: Harrisburg, PA and Washington, DC

        Wolf, Block, Schorr and Solis-Cohen LLP, a Pennsylvania Limited
                             Liability Partnership

Pamela A. Long
January 13, 2006
Page 2

         o the revised prospectus, which has been filed as part of the Amendment (the "Revised Prospectus"), which has been marked to indicate all changes,

         o excerpts from the Company's Annual Report on Form 10-K for its fiscal year ended October 31, 2005 (the "2005 10-K") which are responsive to your comments and conclusions reached during a conversation on January 12, 2006, among Mr. Joel H. Rassman and Joseph R. Sicree, of the Company, representatives of Ernst & Young LLP ("E&Y"), the Company's independent registered public accounting firm, and Ms. Carol Stacey, Ms. Leslie Overton, Ms. Jeanne Baker and Mr. Ryan Rohn of the Staff,

         o memo of the Company entitled "Analysis of Adjustments to the 2004 and 2003 Financial Statements,"

         o letter dated January 12, 2006 from Joel H. Rassman, Chief Financial Officer of the Company, to Leslie Overton, Associate Chief Accountant, together with draft disclosure referenced therein, and

         o this letter which is keyed to your comments and which has been marked, where applicable, to indicate the respective page numbers of the Revised Prospectus where we have responded to your comments.

         As I previously discussed with Ms. Baker and Mr. Rohn, the Company formally requests the concurrence of the Staff that it may revise its disclosures consistent with your comments and the responses below in the 2005 10-K, which report was filed January 13, 2006. As I also discussed with the Staff, pursuant to a Registration Rights Agreement (the "Rights Agreement") dated as of June 2, 2005 by and among the Company, Toll Brothers Finance Corp. (the "Issuer") and Citigroup Global Markets Inc., the Company and the Issuer are required to use their reasonable best efforts to cause the Registration Statement to be declared effective no later than January 13, 2006. If the Registration Statement is not declared effective by such date, other parties to the Rights Agreement may assert that a "Registration Default" has occurred under the Rights Agreement, which default would subject the Company and the Issuer to a penalty in the form of additional interest on the privately-placed senior notes. Accordingly, it would be greatly appreciated if you would give this letter, together with its attachments, your prompt attention

Pamela A. Long
January 13, 2006
Page 3

GENERAL

Comment No. 1

We note your response to comments 3 and 9 of our letter dated October 28, 2005. Please confirm that your aggregate amount of debt outstanding has not changed materially since July 31, 2005.

The Company confirms that the aggregate amount of debt currently outstanding has not changed materially since July 31, 2005. As of October 31, 2005, the Company's outstanding indebtedness was $1.83 billion, compared to $1.714 billion on July 31, 2005. The Company further confirms that as of January 12, 2006, the aggregate amount of the Company's outstanding indebtedness had not changed materially since October 31, 2005.


GUARANTOR FINANCIAL INFORMATION

Comment No. 2

We have reviewed your response to prior comment 4. Please note that your current disclosure of 5.15% Senior Notes due 2015 in your Form 10-Q for the quarter ended July 31, 2005 does not satisfy the requirements of Rule 3-10 of Regulation S-X because these disclosures are required to be in an audited footnote. Therefore, as previously requested, please provide revised audited financial statements such that the issuance of the 5.15% Senior Notes due 2015 is addressed and the information required by Rule 3-10 of Regulation S-X (e.g., confirm, if true, that the subsidiaries who guarantee the 5.15% Senior Notes due 2015 are 100% owned and that their guarantees are full and unconditional, joint and several) is presented in an audited footnote.

The Company has provided the requested disclosure in its audited consolidated financial statements included with the 2005 10-K. In addition, the Company will in the future ensure its disclosures satisfy the requirements of Rule 3-10 of Regulation S-X.

Comment No. 3

Your response to prior comment 5 confirms that all of your guarantor subsidiaries have been included in your financial statements as of October 31, 2004, except certain of the guarantor subsidiaries that were formed subsequent to October 31, 2004. You also have confirmed that separate financial statements for these subsidiaries are not required as the aggregate net book value of these subsidiary guarantors is less than 20% of the principal amount of the securities that you are registering. We have the following additional comments in this regard.

                  o Please confirm that all of your guarantor subsidiaries that have been included in your financial statements as of October 31, 2004 have been included in those audited financial statements for at least nine months. If any guarantor subsidiary has not been included in the audited financial statements for at least nine months, address the need to provide separate financial statements of such guarantor subsidiaries as required by Rule 3-10(g) of Regulation S-X.

Pamela A. Long
January 13, 2006
Page 4

                  o As required by Rule 3-10(g)(ii) of Regulation S-X, you must also confirm that the aggregate purchase price of any guarantor subsidiary who has not been included in your audited financial statements for at least nine months is less than 20% of the securities being registered or you must provide their respective financial statements.

The Company confirms that except for a small number of subsidiaries the Company acquired during fiscal 2004 (the "2004 Acquired Subsidiaries"), all guarantor subsidiaries included in its financial statements as of October 31, 2004 that had not been included in its audited financial statements for at least nine months are entities that were formed by the Company solely to acquire new land for the development and sale of homes and that, prior to their formation, had no operations or cash flows. As to the 2004 Acquired Subsidiaries, the Company further confirms that: (i) each of the 2004 Acquired Subsidiaries is and was a non-operating entity that was acquired for the purpose of acquiring the land owned by such entity and (ii) the aggregate purchase price for each such entity was less than 20% of the principal amount of the securities being registered.

With respect to fiscal 2005, the Company confirms that except for those subsidiaries listed below (the "2005 Acquired Subsidiaries"), all guarantor subsidiaries that are included in its audited financial statements as of October 31, 2005 have been included in its audited financial statements for at least nine months except for entities formed by the Company solely to acquire land for the development and sale of homes and, prior to their formation, had no operations or cash flows. As to the 2005 Acquired Subsidiaries, the Company further confirms that: (i) each of the 2005 Acquired Subsidiaries is and was a non-operating entity that was acquired for the purpose of acquiring the land owned by such entity and (ii) the aggregate purchase price for each such entity was less than 20% of the principal amount of the securities being registered.

                         110-112 Third Ave. Realty Corp.
                               Arthur's Woods, LLC
                            Arundel Preserve #6, LLC
                           Arundel Preserve #10a, LLC

DOCUMENTS INCORPORATED BY REFERENCE, PAGE I

Comment No. 4

We note that you have not updated for any documents to be incorporated by reference since the date of your initial filing. Please revise to specifically incorporate by reference all required documents and filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. Please note that your use of the language "after the date of this prospectus" is inconsistent with our guidance set forth in our July 1997 Manual of Publicly Available Telephone Interpretations, at H.69.

Pamela A. Long
January 13, 2006
Page 5

In response to this comment, the Company has incorporated by reference all required documents and filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Further, the Company will, by pre-effective amendment, specifically incorporate by reference any other required documents and filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the effectiveness of the Registration Statement. Finally, consistent with your guidance set forth in the July 1997 Manual of Publicly Available Telephone Interpretations, H.69, in future registration statement filings, the Company will (1) include a statement in its initial registration statement (in addition to the statement regarding incorporation after the date of the prospectus) to the effect that all filings filed by the Company pursuant to the Exchange Act after "the date of the initial registration statement and prior to effectiveness of the registration statement" shall be deemed to be incorporated by reference into the prospectus; and (2) in the first prospectus used after effectiveness, identify all Exchange Act reports filed prior to effectiveness (by character, date and Commission file number) and delete the new sentence referred to in (1), above.

AVAILABLE INFORMATION, PAGE II

Comment No. 5

Please update the address of the Commission's public reference room. See Item 11(c) of Form S-4.

The Company has revised its disclosure accordingly. See page ii of the Revised Prospectus.

RECENT DEVELOPMENTS, PAGE 2

Comment No. 6

We note that you recently cut your sales forecast for fiscal 2006, citing delayed openings for new developments and weakened demand in several markets. If material, please discuss any trends that you are aware of in this section that may affect your credit rating.

The Company does not believe that the recent cut in its sales forecast or any other trends of which it is aware will affect its credit rating. In response to this comment, the Company has, however, supplemented its "Summary--Recent Developments" disclosure to include a discussion of the recent slowdown in new contract signings. See page 2 of the Revised Prospectus.

Pamela A. Long
January 13, 2006
Page 6

CERTAIN CONDITIONS TO THE EXCHANGE OFFER, PAGE 35

Comment No. 7

We note your response to prior comment 13. We continue to believe that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, if any, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Therefore, please delete the phrase "or the exchange of the exchange notes for such old notes" in the sentence that precedes the bullet points. In addition, please tell us when you anticipate that acceptance will take place. We may have further comments based on your response.

In response to this comment, the Company has stricken the cited language. See page 35 of the Revised Prospectus. It should be noted, however, that while the Company has committed to issuing the exchange notes "promptly" after the expiration date, an intervening court order, change in law, or similar action, that prohibits consummation of the exchange offer would put the Company in the position of violating such order or law if it were to issue the exchange notes consistent with this change. It should be further noted that in response to a similar comment made by the Staff by letter dated April 18, 2003, the Company explained this rationale for including the cited language, which rationale was then accepted by the Staff.

The Company anticipates acceptance will take place on the expiration date.

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2004

CRITICAL ACCOUNTING POLICIES, PAGE 16

Comment No. 8

We note your response to prior comment 18. Due to the subjectivity and judgment necessary in applying FIN 46 and its relevance to your business, we repeat our comment to provide a critical accounting policy that highlights the significant terms of these contracts, specifically addressing why certain contracts require that you recognize the land under such contracts and the related liability on your balance sheet. In addition, you should:

                  o Address whether your analysis requires you to make material assumptions and if so provide a discussion of each material assumption that you are required to make,
                  o Address whether there is any significant differences in the terms of your options versus agreements to purchase land, and
                  o Address whether, if you were required to recognize material amounts of land under these contracts and their related liability on your balance sheet, what impact this accounting would have with regard to your material debt covenants.

Pamela A. Long
January 13, 2006
Page 7

While the Company believes that, for the reasons set forth in its November 17, 2005 letter to the Commission, its disclosure in its Annual Report on Form 10-K for its fiscal year ended October 31, 2004 was adequate, in response to this comment the Company has, in the 2005 10-K, added a critical accounting policy to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and to the notes to the consolidated financial statements filed therein, which policy expands on the Company's FIN 46 assumptions. See the attached excerpt from the 2005 10-K attached hereto as Exhibit A.

With regard to the Company's option agreements and purchase contracts, the Company uses these terms interchangeably. There is no significant difference between the two forms of agreement. The Company has added language to the 2005 10-K to clarify this point.

If the Company were required to record a material amount of land under these land purchase agreements and their related liability on its balance sheet, it would not have a material impact on the Company's financial covenants. As set forth on page 15 in the "Risk Factors" section of the Revised Prospectus, the Company could incur approximately $7.9 billion of additional indebtedness under the covenants of its bank revolving credit agreement. The Company confirms that it has no other materials debt covenants with which it is required to comply.

CAPITAL RESOURCES AND LIQUIDITY, PAGE 23

Comment No. 9

We note your response to prior comment 22. We do not agree with your conclusion that your disclosure is consistent with GAAP. Your presentation of cash flows from operations before inventory growth is a non-GAAP measure as defined by Item 10(e) of Regulation S-K. In addition, it is still unclear to us how any discussion of cash flows from operating activities before inventory additions is a meaningful measure of your liquidity, and therefore, we repeat our comment. Notwithstanding the fact that you have several years' supply of home sites such that you do not need to buy home sites immediately to replace the ones delivered, we note that (i) the home sites required the expenditure of cash in prior periods and (ii) you will continue to utilize cash to acquire home sites and incur inventory costs related to your homebuilding operations. Please revise to delete such discussion or provide a comprehensive discussion of this non-GAAP measure, reconcile it to the most directly comparable GAAP financial measure, disclose the material limitations associated with use of this non-GAAP measure as compared to the most directly comparable GAAP measure and the manner in which you compensate for these limitations when using the non-GAAP measure for your liquidity. See question 13 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

Because a non-GAAP financial measure is defined under Item 10(e)(2) of Regulation S-K as a "numerical" measure of a registrant's historical or future financial performance, financial position or cash flows, the Company believes that its non-numerical, textual presentation of cash flow from operations before inventory additions is not a non-GAAP financial measure. In response to the Commission's comment, however, the Company has deleted all uses of the phrase "before inventory additions" in the 2005 10-K and will not use this language in future filings.

Pamela A. Long
January 13, 2006
Page 8

Comment No. 10

We note your response to prior comment 23 that your cash flow from investing and financing activities is readily apparent from the face of your financial statements and from your current disclosures. However, we note that MD&A should not be a recitation of financial statements, but rather a discussion and analysis of a company's business as seen through the eyes of those who manage that business. Therefore, we repeat our comment to expand your liquidity discussion to provide a comprehensive discussion of your cash flows from the three major categories of the statements of cash flows from period to period. Refer to Section IV. Liquidity and Capital Resources of Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" dated December 29, 2003.

In response to this comment, the Company has in the 2005 10-K expanded its discussion of liquidity to include a comprehensive discussion of cash flow from investing activities and cash flow from financing activities. See the attached excerpt from the 2005 10-K attached hereto as Exhibit B.

EXECUTIVE COMPENSATION, PAGE 26

Comment No. 11

We note your response to prior comment 27. Please tell us the section and page in the proxy statement where you describe the terms of the Mr. Rassman's employment agreement, and the bonus and other compensation plans for the executive officers and directors. We note the compensation committee is responsible for administering the following plans: Toll Brothers, Inc. Cash Bonus Plan, the Toll Brothers, Inc. Executive Officer Cash Bonus Plan, the Toll Brothers, Inc. Stock Award Deferral Plan, the Amended and Restated Stock Option Plan (1986), the Key Executives and Non-Employee Directors Stock Option Plan
(1993), the Stock Option and Incentive Plan (1995), the Stock Incentive Plan
(1998), the Toll Brothers, Inc. Stock Award Deferral Plan and the Supplemental Executive Retirement Plan. In future filings, please consider organizing your disclosure under separate headings for each agreement and plan.

The material terms of the Company's agreement with Mr. Rassman are described on page 24 of the Company's proxy statement for its 2005 Annual Meeting of Stockholders. See footnote three to the "Executive Compensation" table. The compensation of the Company's directors is described on pages eight and nine of the Company's proxy statement for its 2005 Annual Meeting of Stockholders. Finally, the compensation of the Company's executive officers is described on pages 23-27 and 29-32 of the Company's proxy statement for its 2005 Annual Meeting of Stockholders.

Pamela A. Long
January 13, 2006
Page 9

The Company will in future filings review the presentation of its various benefit plans and agreements and consider organizing its disclosure under separate headings for each agreement and plan.

CERTAIN TRANSACTIONS, PAGE 26

Comment No. 12

We note your response to prior comment 29. Please provide us your analysis of why these agreements are not material contracts required to be filed under Item 601(b)(l0)(A) of Regulation S-K.

Item 601(b)(10)(ii)(A) generally requires the filing of any contract to which a registrant's directors, officers or security holders are a party. A registrant is not required to file such a contract, however, if the agreement is "immaterial in amount or significance." Item 601(b)(10)(ii). The Company considers its transactions with Toll Brothers Realty Trust Group (the "Trust") to be immaterial in amount and significance when fees received in connection with such transactions are viewed against the Company's total revenues and income before income taxes. For the Company's fiscal year ended October 31, 2004, the Company had $3.86 billion of total revenues and income before income taxes of $647.4 million. As indicated in the Company's consolidated financial statements for such fiscal year, the Company received $1.7 million of fee income from the Trust, which amount represents approximately 0.04% of total revenues and approximately 0.27% of income before income taxes. For the Company's fiscal year ended October 31, 2005, the Company had $5.79 billion of total revenues and income before income taxes of $1.32 billion. As indicated in the Company's consolidated financial statements for such fiscal year, the Company received $2.2 million of fee income from the Trust, which amount represents approximately 0.04% of total revenues and approximately 0.17% of income before income taxes.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-4

Comment No. 13

We note your response to comment 31. We do not believe that it is appropriate to restate your statement of cash flows and provide the appropriate APB 20 disclosures in future filings. In this regard, we note that the amount of distributions from unconsolidated is quantitatively material to your cash flows from operating activities. Therefore, revise your historical financial statements to classify the distributions you received from your equity investees as inflows of cash from your operating activities and include the appropriate APB 20 disclosures.

Consistent with this comment and subsequent informal discussions with the Staff, the Company has in the 2005 10-K reclassified distributions of earnings it received from equity investees as inflows of cash from operating activities. The Company has provided separate footnote disclosure of this reclassification, as well as of the reclassification of the Company's investments in auction rate securities from "cash and cash equivalents" to "marketable securities." As also discussed with the Staff, E&Y has concurred with the Company's assessment that these reclassifications are not material and do not require a restatement of the Company's financial statements for any prior fiscal period, in that such report does not reference the reclassifications in that such report does not reference the reclassifications and E&Y's report included in the 2005 10-K is consistent with such concurrence. See the attached excerpts from the financial statements included in the 2005 10-K attached hereto as Exhibit C.

Pamela A. Long
January 13, 2006
Page 10

STOCKHOLDERS' EQUITY, CHANGES IN STOCKHOLDERS' EQUITY, PAGE F-12

Comment No. 14

We note your roll-forward table in response to comment 34. Expand your Changes in Stockholder' Equity table in Note 6 to separately disclose proceeds from stock-based benefit plans and income tax benefit related to options to allow your readers to more readily understand the components of your equity in relation to the amounts in your cash flow statement.

The Company believes that the disclosure contained in Note 6, "Stockholders Equity - Changes in Stockholders Equity" is appropriate. The tax benefit received from the exercise of stock options is appropriately grouped in the "Changes in Stockholders Equity" section on the line entitled "Exercise of stock options." The tax benefit of $18.2 million is directly derived from the exercise of options.

         We trust that the above fully responds to your questions and comments. If you have any additional questions or comments, please contact me at your earliest convenience.

                                              Sincerely,


                                            /s/  Mark K. Kessler
                                     -------------------------------------------
                                                 Mark K. Kessler
                                     For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

Enclosures
MKK/ka
cc:  Don H. Liu, General Counsel
     Joseph R. Sicree, Chief Accounting Officer
     Martin Connor, Ernst & Young LLP